FORM 5

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number: 3235-0362
Expires: January 31, 2005
Estimated average burden
hours per response. 1.0

1. Name and Address of Reporting Person* **Caudell, W. Douglas**	2. Issuer Name and Ticker or Trading Symbol **YoCream International, Inc. YOCM**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _____ Director _____ 10% Owner __**X**_ Officer (give _____ Other (specify title below) below) **Chief Financial Officer**
(Last) (First) (Middle) **5858 NE 87th Avenue**	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year October 31, 2002	
(Street) **Portland, OR 97220-0000**		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check Applicable Line) _**X**_Form filed by One Reporting Person ___Form filed by More than One Reporting Person

(City)   (State)   (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
Common Stock						**1,776.00**	**I**	**By 401(k)**

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(Over)

SEC 2270 (3-99)

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (052802dc) (right to buy)	$5.26	05/28/2002	A	5,000.00		(1)	05/31/2007	Common Stock	5,000.00		5,000.00	D	
Incentive Stock Option (right to buy)	$3.21					07/26/2001	06/30/2006	Common Stock	5,000.00		5,000.00	D	
Incentive Stock Option 1999	$4.00					05/15/2000	10/31/2004	Common Stock	2,000.00		2,000.00	D	

Explanation of Responses:

See attached statement

/s/Cliff E. Spencer   **12/13/2002**

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney-in-Fact for
W. Douglas Caudell

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Form 5

Caudell, W. Douglas

October 31, 2002

5858 NE 87th Avenue

Portland, OR 97220-0000

Explanation of responses:

(1)   Beginning 11/1/02 and the following two years thereafter, these shares vest one-third each year.